



07002703



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213
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WASH., D.C.

SECURI[illegible] ...ON
...D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB GLOBAL EQUITY SALES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 FIFTH AVE - SUITE 602
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAF REPETTI & CO LLC
(Name – *if individual, state last, first, middle name*)

1114 AVE OF AMERICAS, NEW YORK NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD BERKENFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB GLOBAL EQUITY SALES LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
Notary Public, State of New York
No. 01IL6134434
Qualified in Kings County
Term Expires October 3, 2009

[signature]
Signature

CHIEF COMPLIANCE OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB GLOBAL EQUITY SALES LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

UOB GLOBAL EQUITY SALES LLC

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
UOB Global Equity Sales LLC

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC for the years ended December 31, 2006 and 2005 and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 23, 2007

Graf Repetti & Co., LLP

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 4,948,854	$ 3,149,377
Receivables from customers	23,970,460	2,395,064
Total Assets	$ 28,919,314	$ 5,544,441
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 18,000	$ 9,200
Due to affiliate	7,950,959	2,559,405
Total Current Liabilities	7,968,959	2,568,605
MEMBER'S EQUITY	20,950,355	2,975,836
Total Liabilities and Member's Equity	$ 28,919,314	$ 5,544,441

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Incentive fees	$ 32,979,277	$ 12,688,956
Management fees	7,123,737	4,035,671
Interest income	116,114	33,994
Other income	11,241	-
Net Revenues	40,230,369	16,758,621
EXPENSES		
Payroll and benefits	680,640	680,640
Discretionary bonus	7,889,880	2,500,000
Meals and entertainment	6,709	6,382
Travel	4,855	3,456
Rent	12,000	12,000
Professional fees	34,961	33,267
Compliance fees	9,367	4,850
Administration fees	12,000	12,000
Licenses and fees	19,568	9,165
Insurance	619	625
Other	251	380
Total Expenses	8,670,850	3,262,765
Net Income from Operations	$ 31,559,519	$ 13,495,856

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Member's equity - January 1,	$ 2,975,836	$ 4,379,980
Member's distributions	(13,585,000)	(14,900,000)
Net income	31,559,519	13,495,856
Member's Equity - December 31,	$ 20,950,355	$ 2,975,836

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 31,559,519	$ 13,495,856
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in current operating items:		
Decrease (increase) in receivables from customers	(21,575,396)	2,738,351
Decrease (increase) in other assets	-	665
Increase (decrease) in accrued expenses	8,800	2,650
Increase in due to affiliate	5,391,554	1,542,070
Net Cash Provided By Operating Activities	15,384,477	17,779,592
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	(13,585,000)	(14,900,000)
Net Cash Used By Financing Activities	(13,585,000)	(14,900,000)
Net Increase in Cash	1,799,477	2,879,592
Cash - Beginning	3,149,377	269,785
Cash - Ending	$ 4,948,854	$ 3,149,377

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

UOB Global Equity Sales LLC (the "Company") was established as a Limited Liability Company in the State of New York on November 22, 2002. The Company did not commence operations until September 15, 2003, when the Company became a registered member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of UOB Global Capital LLC.

The Company is an investment organization and holder of an introducing broker dealer license. In 2005 and 2004, the Company's activities were limited to acting as a placement agent for alternative investments, including but not limited to hedge funds, private equity funds, etc. During 2006 and 2005, the Company did not carry securities accounts for customers or perform custodial functions relating to customer's securities. The Company's principal business office is located in New York City.

b. Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation.

c. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

e. Income Taxes

As a single-member Limited Liability Company ("LLC"), the Company is considered a disregarded entity for Federal and New York State tax purposes. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its member.

2. RELATED PARTIES

The Company is a wholly owned subsidiary of UOB Global Capital LLC ("Parent"). The Company has an agreement with its parent for the use of its office facilities and management personnel on a month-to-month basis. The Company paid to its parent $692,640 and $692,640 for the years ended December 31, 2006 and 2005, respectively, in accordance with this agreement. In addition, bonuses of $7,889,880 and $2,500,000, payable to the Company's management, have been accrued in the financial statements for the year ended December 31, 2006 and 2005, respectively. Bonuses are payable at the discretion of management.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2006 and 2005, the Company's net capital was $1,277,772 and $580,772, respectively, compared to a minimum requirement of $531,263 and $171,326, respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2006 and 2005 amounted to $4,776,234 and $2,940,074, respectively.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the years ended December 31, 2006 and 2005 and have issued our reports thereon dated January 23, 2007. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c3-1 and Rule 17a-5(D)(4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
January 23, 2007

Graf Repetti & Co., LLP

UOB GLOBAL EQUITY SALES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006 AND 2005

	2006	2005
CAPITAL	$ 28,919,314	$ 5,544,441
Less: Non-allowable assets	(23,970,460)	(2,395,064)
Aggregate indebtedness	(7,968,959)	(2,568,605)
Plus: Other additions - discretionary bonus	4,395,405	-
Tentative net capital	1,375,300	580,772
Less: Haircuts	(97,528)	-
Net Capital	1,277,772	580,772
Minimum Net Capital Required	531,263	171,326
Excess Net Capital	$ 746,509	$ 409,446
Excess Net Capital @ 1000%	$ 480,876	$ 323,911
Ratio of Aggregate Indebtedness to Net Capital	6.24 to 1	4.42 to1

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2006 AND 2005

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by UOB Global Equity Sales LLC in Part IIA of Form X-17A-5 for the years ended December 31, 2006 and 2005.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the years ended December 31, 2006 and 2005, and have issued our reports thereon dated January 23, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by UOB Global Equity Sales LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-1. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of UOB Global Equity Sales LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co., LLP

New York, New York
January 23, 2007

END